Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals announces retirement of CEO Chris Pappas and appointment of Todd Karran as CFO

Pittsburgh, PA (September 14, 2009) --- NOVA Chemicals today announced that Christopher D. (Chris) Pappas, President and Chief Executive Officer of the Company, has elected to retire effective December 31, 2009. Pappas has been with NOVA Chemicals since 2000 and has been a leader in the chemical industry throughout his 31 year career.  The Board expects to announce a new CEO in the coming months.

Mohamed Al Mehairi, Chairman of the Board of NOVA Chemicals and Director, Investments of International Petroleum Investment Corporation (IPIC), said “Chris has been an enormous support to NOVA Chemicals and IPIC during the acquisition and transition period and we truly appreciate his expertise and leadership.”

NOVA Chemicals also announced that Todd D. Karran has been appointed as Chief Financial Officer (CFO), succeeding Larry MacDonald.  Karran has been with NOVA Chemicals for 24 years and is currently Treasurer and Vice President Corporate Development.  Karran’s new role will be effective January 1, 2010.

Chris Pappas said “Todd is a natural choice to move into the CFO role at NOVA.  He has the experience and capability to be successful in the role immediately.  Todd will continue to work closely with Larry MacDonald on NOVA’s refinancing activities and toward a seamless and successful transition.”

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson — Vice President, Public and Government Affairs, NOVA Chemicals

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.